Filed pursuant to Rule 424(b)(3)
File No. 333-275489

PROSPECTUS SUPPLEMENT
(to Prospectus dated January 28, 2025)

Octagon XAI CLO Income Fund

This supplement amends certain information in the Prospectus, dated January 28, 2025, of Octagon XAI CLO Income Fund (the “Fund”). Unless otherwise indicated, all other information included in the Prospectus, or any previous supplements thereto, that is not inconsistent with the information set forth in this supplement, remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meaning as in the Prospectus.

Effective immediately, the following changes are made to the Prospectus:

1.	The term “Selling Agent” is hereby deleted and replaced with “Financial Intermediary”.

2.	The Section entitled “How to Purchase Shares” beginning on page 56 of the Fund’s Prospectus is hereby deleted and replaced with the following:

How to Purchase Shares

The following section provides basic information about how to purchase Shares of the Fund.

The Distributor acts as the distributor of Shares for the Fund on a best efforts basis, subject to various conditions, pursuant to the terms of the Distribution Agreement. The Distributor is not obligated to sell any specific amount of Shares of the Fund. Shares of the Fund will be continuously offered through the Distributor.

Investors may buy and sell shares of the Fund directly with the Fund in accordance with the instructions below or by visiting the Fund’s website at www.xainvestments.com/OCTIX.

Investors may buy and sell shares of the Fund through Financial Intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund. The Fund has authorized one or more brokers to receive on its behalf purchase and redemption orders; such brokers are authorized to designate other intermediaries to receive purchase and redemption orders on the Fund’s behalf.

Investor orders will be priced at the Fund’s NAV next computed after they are received by an authorized broker or the broker’s authorized designee, plus any applicable sales charge. The Fund will be deemed to have received a purchase or redemption order when an authorized broker or, if applicable, a broker’s authorized designee, receives the order. A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Investors may be charged a fee if they effect transactions through Financial Intermediary, broker or agent, including for the services they provide in connection with processing investor transaction orders or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements.

Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders must be transmitted with a Financial Intermediary in good order prior to the close of regular trading on the NYSE (ordinarily 4:00 p.m., Eastern time) on a day that the NYSE is open for business in order to receive the current day’s NAV.

Financial Intermediaries may establish different minimum investment requirements than the Fund and may also independently charge you transaction fees and additional amounts (which may vary) in return for their services, which will reduce your return. Shares you purchase through a Financial Intermediary will normally be held in your account with that firm.

The Fund and the Distributor will have the sole right to accept orders to purchase Shares and reserve the right to reject any order in whole or in part.

Class A Shares are available directly from the Fund and through brokerage, transactional-based accounts and through certain fee-based programs. Class I Shares are generally available (1) to endowments, foundations, pension funds and other institutional investors for purchase in this offering, (2) through fee-based programs, also known as wrap accounts, that provide access to Class I Shares, (3) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class I Shares, (4) through certain registered investment advisers, (4) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (5) to other categories of investors that the Fund names in an amendment or supplement to this Prospectus, or (6) to the Fund’s executive officers and Trustees and their immediate family members, as well as officers and employees of the Adviser, the Distributor or other affiliates and their immediate family members, and, if approved by the Board of Trustees, joint venture partners, consultants and other service providers.

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Prospectus Supplement dated November 12, 2025

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE